

June 22, 2011

Via E-mail
Melvin Schlossberg
President & Chief Executive Officer
Gold Swap Inc.
72 Pond Road
Woodbury, NY 11797

     Re: **Gold Swap Inc.**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed June 7, 2011
             File No. 333-173163

Dear Mr. Schlossberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated May 27, 2011. As previously requested, please include in your filing the analysis set forth in your response letter dated May 11, 2011, explaining why you are not a blank check company. Also include in your filing the statement in your June 7, 2011 response letter that you have no set day-to-day operations.

Prospectus Summary, page 1

The Offering, page 1

2. We note your response to comment three in our letter dated May 27, 2011 regarding the financial data presented under Going Concern Considerations. However, the $3,505 presented for net cash used by operations from July 13, 2010 through March

31, 2011 is not correct. According to your statement of cash flows the amount should be $15,403. Please revise.

Risk Factors, page 3

We expect losses in the future, page 4

3. You disclose $11,898 for net cash used by operations from July 13, 2010 through March 31, 2011. The statement of cash flows indicates $15,403. Please revise.

Description of Securities, page 16

4. We note your response to comment four in our letter dated May 27, 2011. Item 202(a)(1)(v) of Regulation S-K requires you to briefly describe shareholder voting rights, "including any provisions specifying the vote required by security holders to take action." Please briefly describe Article 6.10 of your bylaws, which provides for plurality voting for the election of directors and a majority of votes cast to authorize all other corporate actions.

Management's Discussion and Analysis of Financial Conditions, page 20

Results of Operations, page 21

Net Loss, page 21

5. The last sentence of your reason for the decrease in net loss appears incomplete. Please revise accordingly.

Liquidity and Capital Resources, page 21

6. We note your response to comment five in our letter dated May 27, 2011. Please state clearly in this section of your filing that there is no guarantee that your officers and directors will lend you the funds necessary to commence operations for the next 12 months.

Unaudited Financial Statements – As of March 31, 2011

Statement of Stockholders' Equity, page F-3

7. Your Statement of Stockholders' Equity as of March 31, 2011 does not agree to the amount for stockholders' equity presented on the balance sheet of $36,157 on page F-1.

Notes to Financial Statements (Unaudited)

Note 4 – Stockholders' Equity, page F-8

> 8. We note your disclosure as of December 31, 2010. Please revise to provide disclosure as of March 31, 2011.

Report of Independent Registered Public Accounting Firm, page F-1

> 9. Refer to the fourth paragraph. Please revise to disclose the correct net loss for 2010, which appears to be $1,078,505.

Financial Statements – As of December 31, 2010

Notes to Financial Statements

Note 2 – Going Concern, page F-9

> 10. Please revise to disclose the correct net loss for 2010, which appears to be $1,078,505.

Note 3 – Income Taxes, page F-9

> 11. You disclose in the last sentence the net change in the valuation allowance during 2010 was an increase of $3,500 which does not agree with the amount disclosed in either of the two tabular presentations on pages F-9 and F-10. Please revise or explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

          Sincerely,

          /s/ Brigitte Lippmann for

          H. Christopher Owings
          Assistant Director

cc: David Lubin, Esq.
    David Lubin & Associates, PLLC